# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Similarweb Ltd., CIK 0001842731
CUSIP: M84137104
Title of class of securities: Ordinary Shares, par value NIS 0.01 per share
Address of issuer's principal executive offices: 121 Menachem Begin Rd.,, Tel Aviv-Yafo, Israel (L3), 6701203
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001803169

## Reporting persons
- Viola Growth II (A) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 2,134,916; shared voting power 0; sole dispositive power 2,134,916; shared dispositive power 0; aggregate amount beneficially owned 2,134,916 (2.6% of the class)
- Viola Growth II (B) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 2,823,094; shared voting power 0; sole dispositive power 2,823,094; shared dispositive power 0; aggregate amount beneficially owned 2,823,094 (3.5% of the class)
- VG SW L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); sole voting power 5,581,225; shared voting power 0; sole dispositive power 5,581,225; shared dispositive power 0; aggregate amount beneficially owned 5,581,225 (6.8% of the class)
- Viola Partners Fund 4 2013 L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); sole voting power 170,130; shared voting power 0; sole dispositive power 170,130; shared dispositive power 0; aggregate amount beneficially owned 170,130 (0.2% of the class)
- Viola Growth II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,958,010; sole dispositive power 0; shared dispositive power 4,958,010; aggregate amount beneficially owned 4,958,010 (6.1% of the class)
- VG SW GP L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); sole voting power 101,413; shared voting power 5,581,225; sole dispositive power 101,413; shared dispositive power 5,581,225; aggregate amount beneficially owned 5,682,638 (7% of the class)
- Viola Partners 4 (G.P. Fund 4) Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 170,130; sole dispositive power 0; shared dispositive power 170,130; aggregate amount beneficially owned 170,130 (0.2% of the class)
- Viola Growth II GP Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 10,640,648; sole dispositive power 0; shared dispositive power 10,640,648; aggregate amount beneficially owned 10,640,648 (13% of the class)
- Viola Growth 3 Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 5,682,638; sole dispositive power 0; shared dispositive power 5,682,638; aggregate amount beneficially owned 5,682,638 (7% of the class)
- Viola Partners 4 Management Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 170,130; sole dispositive power 0; shared dispositive power 170,130; aggregate amount beneficially owned 170,130 (0.2% of the class)
- Viola Growth Management Fund 2 Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 10,640,648; sole dispositive power 0; shared dispositive power 10,640,648; aggregate amount beneficially owned 10,640,648 (13% of the class)
- Harel Beit-On: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 10,810,778; sole dispositive power 0; shared dispositive power 10,810,778; aggregate amount beneficially owned 10,810,778 (13.2% of the class)
- Shlomo Dovrat: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 10,810,778; sole dispositive power 0; shared dispositive power 10,810,778; aggregate amount beneficially owned 10,810,778 (13.2% of the class)
- Avi Zeevi: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 10,810,778; sole dispositive power 0; shared dispositive power 10,810,778; aggregate amount beneficially owned 10,810,778 (13.2% of the class)

## Item 1. Issuer
Name of issuer: Similarweb Ltd.
Address of issuer's principal executive offices: 121 Menachem Begin Rd., Tel Aviv-Yafo 6701203, Israel.

## Item 2. Person Filing
Name of person filing:
The following entities and individuals, listed in (i)-(xiv) below, who are filing this Amendment No. 2 (this "Amendment No. 2") to the Statement of Beneficial Ownership on Schedule 13G filed on February 14, 2022 (the "Statement"), as amended by Amendment No. 1 thereto filed on February 8, 2023 ("Amendment No. 1"), are referred to herein collectively as the "Reporting Persons", and the three individuals whose names appear in (xii)-(xiv) below, collectively, as the "Reporting Individuals":

(i) Viola Growth II (A) L.P. ("Viola II (A)")
(ii) Viola Growth II (B) L.P. ("Viola II (B)")
(iii) VG SW L.P. ("VG LP")
(iv) Viola Partners Fund 4 2013 L.P. ("Viola 4 LP")
(v) Viola Growth II, L.P. ("Viola II GP")
(vi) VG SW GP, L.P. ("VG GP")
(vii) Viola Partners 4 (G.P. Fund 4) Limited Partnership ("Viola 4 GP")
(viii) Viola Growth II GP Ltd. ("Viola II GP GP")
(ix) Viola Growth 3 Ltd. ("Viola 3")
(x) Viola Partners 4 Management Ltd. ("Viola 4 GP GP")
(xi) Viola Growth Management Fund 2 Ltd. ("Viola Management 2")
(xii) Shlomo Dovrat
(xiii) Harel Beit-On
(xiv) Avi Zeevi

Viola II (A), Viola II (B), VG LP and Viola 4 LP directly hold the vast majority of the ordinary shares of the Issuer that are reported in this Statement, consisting of 2,134,916, 2,823,094, 5,581,225 and 170,130 ordinary shares, respectively.

Viola II GP serves as the sole general partner for each of Viola II (A) and Viola II (B) and may therefore be deemed to share beneficial ownership of the ordinary shares held by them.

VG GP serves as the sole general partner of VG LP and may therefore be deemed to share beneficial ownership of the ordinary shares held by VG LP. VG GP furthermore itself holds (through a trust at ESOP Management and Trust Services Ltd.) 101,413 ordinary shares.

Viola 4 GP serves as the sole general partner of Viola 4 LP.

Viola II GP GP serves as the sole general partner of Viola II GP and, together with Viola 3, as the general partners of VG GP and may therefore be deemed to share beneficial ownership of the ordinary shares beneficially owned by Viola II GP and VG GP.

Viola 3, as a general partner of VG GP, may be deemed to share beneficial ownership of the ordinary shares beneficially owned by VG GP.

Viola 4 GP GP serves as the sole general partner of Viola 4 GP and may therefore be deemed to share beneficial ownership of the ordinary shares beneficially owned by Viola 4 GP.

Viola Management 2 holds 100% of the outstanding equity interests of Viola II GP GP and may therefore be deemed to share beneficial ownership of all of the ordinary shares beneficially owned by Viola II GP GP.

The Reporting Individuals indirectly collectively with one another are the controlling shareholders of Viola Management 2, Viola 3 and Viola 4 GP GP, and, therefore, may be deemed to possess ultimate shared voting and dispositive authority with respect to all ordinary shares of the Issuer beneficially owned by the Reporting Persons.
Address of principal business office or, if none, residence: The principal business office of each Reporting Person is c/o Viola Growth, Ackerstein Towers, Building D, 12 Abba Eban Avenue, Herzliya 4672530, Israel.
Citizenship:
The citizenship or state of organization, as applicable, of each Reporting Person is as follows:

(i) Viola II (A)-- Cayman Islands
(ii) Viola II (B)-- Cayman Islands
(iii) VG LP-- Israel
(iv) Viola 4 LP-- Israel
(v) Viola II GP-- Cayman Island
(vi) VG GP-- Israel
(vii) Viola 4 GP-- Israel
(viii) Viola II GP GP-- Cayman Islands
(ix) Viola 3-- Cayman Island
(x) Viola 4 GP GP-- Israel
(xi) Viola Management 2-- Israel
(xii) Each Reporting Individual-- Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Please see row 9 of the cover pages of the respective Reporting Persons.
Percent of class: Please see row 11 of the cover pages of the respective Reporting Persons. The percentages appearing on the cover pages of the respective Reporting Persons is based on 81,663,616 ordinary shares of the Issuer issued and outstanding as of September 30, 2024, as reported by the Issuer in its consolidated balance sheets included in the press release attached as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K furnished to the SEC on November 12, 2024.
Sole power to vote or to direct the vote: Please see row 5 of the cover pages of the respective Reporting Persons and the supplementary explanatory information provided in Item 2(a), all of which is incorporated by reference herein.
Shared power to vote or to direct the vote: Please see row 6 of the cover pages of the respective Reporting Persons and the supplementary explanatory information provided in Item 2(a), all of which is incorporated by reference herein.
Sole power to dispose or to direct the disposition: Please see row 7 of the cover pages of the respective Reporting Persons and the supplementary explanatory information provided in Item 2(a), all of which is incorporated by reference herein.
Shared power to dispose or to direct the disposition: Please see row 8 of the cover pages of the respective Reporting Persons and the supplementary explanatory information provided in Item 2(a), all of which is incorporated by reference herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement pursuant to Rule 13d-1(k)(1)- incorporated by reference to Exhibit 1 to the Statement.

https://www.sec.gov/Archives/edgar/data/1803169/000117891322000593/exhibit_1.htm

## Signatures
- Viola Growth II (A) L.P.: /s/ Harel Beit-On, Harel Beit-On (02/12/2025)
- Viola Growth II (A) L.P.: /s/ Itzik Avidor, Itzik Avidor (02/12/2025)
- Viola Growth II (B) L.P.: /s/ Harel Beit-On, Harel Beit-On (02/12/2025)
- Viola Growth II (B) L.P.: /s/ Itzik Avidor, Itzik Avidor (02/12/2025)
- VG SW L.P.: /s/ Harel Beit-On, Harel Beit-On (02/12/2025)
- VG SW L.P.: /s/ Itzik Avidor, Itzik Avidor (02/12/2025)
- Viola Partners Fund 4 2013 L.P.: /s/ Harel Beit-On, Harel Beit-On (02/12/2025)
- Viola Partners Fund 4 2013 L.P.: /s/ Itzik Avidor, Itzik Avidor (02/12/2025)
- Viola Growth II L.P.: /s/ Harel Beit-On, Harel Beit-On (02/12/2025)
- Viola Growth II L.P.: /s/ Itzik Avidor, Itzik Avidor (02/12/2025)
- VG SW GP L.P.: /s/ Harel Beit-On, Harel Beit-On (02/12/2025)
- VG SW GP L.P.: /s/ Itzik Avidor, Itzik Avidor (02/12/2025)
- Viola Partners 4 (G.P. Fund 4) Limited Partnership: /s/ Harel Beit-On, Harel Beit-On (02/12/2025)
- Viola Partners 4 (G.P. Fund 4) Limited Partnership: /s/ Itzik Avidor, Itzik Avidor (02/12/2025)
- Viola Growth II GP Ltd.: /s/ Harel Beit-On, Harel Beit-On (02/12/2025)
- Viola Growth II GP Ltd.: /s/ Itzik Avidor, Itzik Avidor (02/12/2025)
- Viola Growth 3 Ltd.: /s/ Harel Beit-On, Harel Beit-On (02/12/2025)
- Viola Growth 3 Ltd.: /s/ Itzik Avidor, Itzik Avidor (02/12/2025)
- Viola Partners 4 Management Ltd.: /s/ Harel Beit-On, Harel Beit-On (02/12/2025)
- Viola Partners 4 Management Ltd.: /s/ Itzik Avidor, Itzik Avidor (02/12/2025)
- Viola Growth Management Fund 2 Ltd.: /s/ Harel Beit-On, Harel Beit-On (02/12/2025)
- Viola Growth Management Fund 2 Ltd.: /s/ Itzik Avidor, Itzik Avidor (02/12/2025)
- Harel Beit-On: /s/ Harel Beit-On, HAREL BEIT-ON (02/12/2025)
- Shlomo Dovrat: /s/ Shlomo Dovrat, SHLOMO DOVRAT (02/12/2025)
- Avi Zeevi: /s/ Avi Zeevi, AVI ZEEVI (02/12/2025)